SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                         For the month of FEBRUARY 2006

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________




               RYANAIR CONFIRMS NO INVOLVEMENT IN MEXICAN AIRLINE

Ryanair, Europe's largest low fares airline today (Thursday,23rd February
2006) confirmed that - contrary to inaccurate reports emanating from Mexico-it has no involvement in any Mexican start up airline.

Ryanair has a longstanding policy of not getting involved in other low fares airlines in order that it can focus all of its management time and effort in continuing to grow its business in Europe at 20% p.a. in a safe and profitable manner.

ENDS                          Thursday, 23rd February 2006

For further information:
Peter Sherrard, Ryanair       Pauline McAlester, Murray Consultants
Tel: 01 8121212               Tel: 01 4980 300




                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  23 February 2006

                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director